Change Log for Form SBSE-A/A

Applicant Name: BNP Paribas SA
Date: 01/20/2023
NFA No. : 0247694

Date	Question/Page #	Description of Change
01/17/2023	Page 1, Question 1(I)	Listed Stephanie Maarek as "Head of Compliance" to reflect the change in the Chief Compliance Officer for BNP Paribas, S.A.